ING USA Annuity and Life Insurance Company
and its Separate Account B

ING Rollover Choice^{SM} Variable Annuity

Supplement dated February 15, 2012 to the Contract Prospectus dated April 29, 2011, as amended
_____

The following information amends certain information contained in your variable annuity Contract Prospectus.
Please read it carefully and keep it with your current Contract Prospectus for future reference.

1. **Effective December 31, 2011,** ING Investment Management Co. merged with and into ING Investment
    Management Co. LLC. Accordingly, all references in the Contract Prospectus to ING Investment Management
    Co. are deleted and replaced with ING Investment Management Co. LLC.

2. **Effective on or about February 21, 2012**, ING Investment Management Co. LLC will replace Neuberger
    Berman Fixed Income LLC as subadviser for the ING U.S. Bond Index Portfolio. Accordingly, all references in
    the Contract Prospectus to Neuberger Berman Fixed Income LLC as subadviser for the ING U.S. Bond Index
    Portfolio are replaced with ING Investment Management Co. LLC.

The portfolio's investment objective and principal investment strategies will not change as a result of the subadviser
change.